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                                                                Exhibit (a)(6)

[LOGO]

                       CITADEL COMMUNICATIONS CORPORATION

NEWS ANNOUNCEMENT                                 FOR IMMEDIATE RELEASE
CONTACT:
Lawrence R. Wilson, CEO                           Stewart A. Lewack
Donna L. Heffner, CFO                             Jennifer L. Colbert
Tom Doyle, Analyst                                Jaffoni & Collins Incorporated
Citadel Communications Corporation                212/835-8500
702/804-5200                                      citc@jcir.com


           CITADEL BROADCASTING COMPANY AMENDS TERMS OF ITS CASH OFFER
         AND CONSENT SOLICITATION FOR ITS OUTSTANDING 13 1/4% SERIES B
                          EXCHANGEABLE PREFERRED STOCK

Las Vegas, Nevada, (May 17, 2001) -- Citadel Broadcasting Company (the "Company"), the operating subsidiary of Citadel Communications Corporation, announced today that it is increasing the offer consideration in connection with its cash tender offer and consent solicitation relating to all of its outstanding 13 1/4% Series B Exchangeable Preferred Stock (the "Preferred Stock").

The purchase price for each validly tendered share of Preferred Stock will now be calculated based upon a fixed spread of 100 basis points over the yield to maturity on the 6-3/8% U.S. Treasury Note due June 30, 2002. All other terms and conditions of the cash tender offer and consent solicitation are set forth in the Offer to Purchase and Consent Solicitation Statement, dated May 4, 2001, as amended or supplemented (the "Offer to Purchase").

The offer commenced on May 4, 2001 and remains scheduled to expire at 12:00 noon, New York City time, on June 26, 2001, unless extended (the "Expiration Date"). The Consent Date remains 12:00 noon, New York City time, on May 18, 2001. Tenders of shares of Preferred Stock may not be withdrawn and the related consents may not be revoked after the Expiration Date. The Company will circulate a supplement to the Offer to Purchase shortly. The Consent and Letter of Transmittal previously delivered to each holder with the Offer to Purchase remains valid and

                                     -more-

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Citadel Broadcasting Company and Citadel Communications Corporation       page 2


should be used for all tenders of shares of Preferred Stock and delivery of related consents. The Company may amend, extend or terminate the offer and consent solicitation at any time.

The offer is being made, and the consents are being solicited, in connection with the proposed merger of Citadel Communications Corporation and FLCC Acquisition Corp., with Citadel Communications Corporation as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of January 15, 2001, as amended, between Citadel Communications Corporation and FLCC Holdings, Inc. FLCC Acquisition Corp. is a wholly owned subsidiary of FLCC Holdings, Inc. formed by affiliates of Forstmann Little & Co. Holders tendering shares of Preferred Stock are required to deliver a consent to certain proposed amendments to the Certificate of Designations governing the Preferred Stock, as described in the Offer to Purchase. Holders may not tender their shares of Preferred Stock without also delivering consents or deliver consents without also tendering their shares of Preferred Stock.

J.P. Morgan Securities Inc. ("JPMorgan") is acting as the dealer manager and solicitation agent for the tender offer and the consent solicitation. The information agent for the tender offer and consent solicitation is Innisfree M&A Incorporated. The tender offer and consent solicitation is being made pursuant to the Offer to Purchase and related Consent and Letter of Transmittal, dated as of May 4, 2001, which more fully sets forth the terms of the tender offer and consent solicitation.

Additional information concerning the terms of the tender offer and consent solicitation may be obtained from JPMorgan at (212) 270-1100 (collect). Copies of the Offer to Purchase and related documents may be obtained from Innisfree M&A Incorporated at (888) 750-5834.

The Company is a radio broadcaster focused primarily on acquiring, developing and operating radio stations in mid-sized markets throughout the United States. Upon completion of pending transactions, the Company will own or operate 140 FM and 65 AM radio stations in 42 markets, including clusters of four or more stations in 32 markets.




                                     -more-
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Citadel Broadcasting Company and Citadel Communications Corporation       page 3


THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF ACCEPTANCES OF THE OFFER AND THE CONSENT SOLICITATION, WHICH MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE FOR CASH AND CONSENT SOLICITATION STATEMENT AND RELATED CONSENT AND LETTER OF TRANSMITTAL, AS AMENDED OR SUPPLEMENTED.


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